Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Series C Junior

Participating Preferred Stock Purchase Rights)

of

CTI MOLECULAR IMAGING, INC.

at

$20.50 NET PER SHARE

by

MI MERGER CO.

a wholly owned subsidiary of

SIEMENS MEDICAL SOLUTIONS USA, INC.

an indirect wholly owned subsidiary of

SIEMENS AKTIENGESELLSCHAFT

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON THURSDAY, APRIL 28, 2005, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO THE TERMS OF AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 18, 2005 (THE “MERGER AGREEMENT”), AMONG SIEMENS MEDICAL SOLUTIONS USA, INC. (“PARENT”), MI MERGER CO. AND CTI MOLECULAR IMAGING, INC. (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF THE COMPANY’S COMMON STOCK THAT, WHEN ADDED TO SHARES ALREADY BENEFICIALLY OWNED BY PARENT AND ITS DIRECT AND INDIRECT SUBSIDIARIES, CONSTITUTES A MAJORITY OF THE THEN OUTSTANDING SHARES OF THE COMPANY ON A FULLY DILUTED BASIS, (II) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER AND (III) THE SUSPENSIVE EFFECT OF SECTION 41 OF THE GERMAN ACT AGAINST RESTRAINTS ON COMPETITION NO LONGER APPLYING. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTION 1 AND SECTION 14, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

THE BOARD OF DIRECTORS OF THE COMPANY BY UNANIMOUS VOTE (EXCEPT FOR THE ABSTENTION OF WOLF-EKKEHARD BLANZ, PH.D., A PARENT EMPLOYEE) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s shares should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered shares, and any other required documents, to the Depositary or tender such shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such shares.

A stockholder who desires to tender shares and whose certificates evidencing such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedure for guaranteed delivery set forth in Section 3.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or the Dealer Manager or from brokers, dealers, commercial banks or trust companies.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

April 1, 2005

SCHEDULES

Schedule I — Information Concerning the Directors and Executive Officers of Siemens AG, Parent and Purchaser

SUMMARY TERM SHEET

This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

WHO IS OFFERING TO BUY MY SECURITIES?

•	We are MI Merger Co., a newly formed Delaware corporation and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany. We have been organized in connection with this offer and have not carried on any activities other than in connection with this offer. See Section 8.

•	Siemens Medical Solutions USA, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, is one of the largest suppliers to the healthcare industry in the world. The company brings together innovative medical technologies, healthcare information systems, management consulting and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. See Section 8.

•	Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany, headquartered in Berlin and Munich, is one of the world’s largest electrical engineering and electronics companies. Founded more than 150 years ago, the company is active in the areas of information and communications, automation and control, power, transportation, medical technologies and lighting. See Section 8.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

•	We are seeking to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of CTI Molecular Imaging, Inc., including the associated preferred stock purchase rights. See “Introduction” and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•	We are offering to pay $20.50 per share, net to the seller in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction,” Section 1 and Section 5.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	We are not obligated to purchase any shares unless there have been validly tendered and not withdrawn prior to the expiration of the offer at least a number of shares that, when added to the shares already beneficially owned by Siemens Medical Solutions USA, Inc. and its direct and indirect subsidiaries, constitutes a majority of the then outstanding shares on a fully diluted basis. Siemens Medical Solutions USA, Inc. and MI Merger Co. have entered into agreements with the holders of approximately 27% of the issued and outstanding shares of CTI Molecular Imaging, Inc. pursuant to which such stockholders have agreed to tender in the offer all of the shares of CTI Molecular Imaging, Inc. that they own. See Section 1 and Section 14.

•	We are not obligated to purchase any shares unless prior to the expiration of the offer (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired or been terminated and (ii) the suspensive effect of Section 41 of the German Act Against Restraints on Competition no longer applies. See Section 14 and Section 15.

These and other conditions to our obligations to purchase shares tendered in the offer are described in greater detail in Section 1 and Section 14.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

•	Yes. Siemens Medical Solutions USA, Inc. will provide us with funds necessary to purchase the shares in the offer. Siemens Medical Solutions USA, Inc. will provide such funds from cash on hand and, if necessary, by borrowing funds from Siemens Aktiengesellschaft or Siemens Capital Company LLC, a wholly owned subsidiary of Siemens Aktiengesellschaft. See Section 9.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	Because the form of payment consists solely of cash and all of the funding which will be needed has already been arranged, and due to the lack of any relevant historical information concerning MI Merger Co., we do not think the financial condition of MI Merger Co. is relevant to your decision to tender in the offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	You will have at least until 12:00 midnight, New York City time, on Thursday, April 28, 2005, to decide whether to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3 of this Offer to Purchase. See Section 3.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	Subject to the terms of the Merger Agreement and applicable law, we may extend the period of time during which the offer remains open. We have agreed in the Merger Agreement that we may extend the offer if certain conditions to the offer have not been satisfied. In addition, under certain circumstances and subject to certain limitations, we will extend the offer at the request of CTI Molecular Imaging, Inc. Finally, we may provide for a subsequent offering period of not more than 20 business days in connection with the offer. You will not have withdrawal rights during any subsequent offering period. See Section 1 and Section 2.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•	If we decide to extend the offer, or if we decide to provide for a subsequent offering period, we will inform Mellon Investor Services LLC, the Depositary, of that fact, and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the day after the day on which the offer was previously scheduled to expire. See Section 1.

HOW DO I TENDER MY SHARES?

To tender your shares in the offer, you must:

•	complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with your share certificates and any other required documents, to the Depositary;

•	tender your shares pursuant to the procedure for book-entry transfer described in Section 3; or

•	if your share certificates are not immediately available or if you cannot deliver your share certificates, and any other required documents, to Mellon Investor Services LLC prior to the expiration of the offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the guaranteed delivery procedures described in Section 3.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered shares any time prior to the expiration of the offer, and, unless we have accepted the shares pursuant to the offer, you may also withdraw any tendered shares at any time after May 30, 2005. Shares tendered during any subsequent offering period may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to Mellon Investor Services LLC while you still have the right to withdraw. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4.

WHAT DOES CTI MOLECULAR IMAGING, INC.’S BOARD OF DIRECTORS THINK OF THE OFFER?

•	The Board of Directors of CTI Molecular Imaging, Inc. by unanimous vote (except for the abstention of Wolf-Ekkehard Blanz, Ph.D., a Siemens Medical Solutions USA, Inc. employee) has determined that the Merger Agreement and the transactions contemplated thereby, including the offer and the merger, are fair to, and in the best interests of, the holders of shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and recommends that the holders of shares accept the offer and tender their shares pursuant to the offer. See “Introduction.”

WILL CTI MOLECULAR IMAGING, INC. CONTINUE AS A PUBLIC COMPANY?

•	If the merger occurs, CTI Molecular Imaging, Inc. will no longer be publicly owned. Even if the merger does not occur, if we purchase the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be quoted through the Nasdaq National Market or any other securities market, there may not be a public trading market for the shares and CTI Molecular Imaging, Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules and regulations relating to publicly held companies. See Section 13.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•	If we accept for payment and pay for a number of shares that, when added to shares already owned by Siemens Medical Solutions USA, Inc. and its direct and indirect subsidiaries, constitutes a majority of the outstanding shares on a fully diluted basis, we will merge with and into CTI Molecular Imaging, Inc. If the merger occurs, CTI Molecular Imaging, Inc. will become a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., and each issued and then outstanding share (other than any shares held in the treasury of CTI Molecular Imaging, Inc., or owned by Siemens Medical Solutions USA, Inc. or MI Merger Co. or any subsidiary of Siemens Medical Solutions USA, Inc. or CTI Molecular Imaging, Inc. and any shares held by stockholders seeking appraisal for their shares) will be canceled and converted automatically into the right to receive $20.50 per share, in cash (or any greater amount per share paid pursuant to the offer), without interest. See “Introduction.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your shares in the offer and the merger occurs, you will receive in the merger the same amount of cash per share as if you had tendered your shares in the offer.

•	If you decide not to tender your shares in the offer and the merger does not occur, and we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be quoted through the Nasdaq National Market or any other securities market, there may not be a public trading market for the shares and CTI Molecular Imaging, Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules and regulations relating to publicly held companies. See Section 13.

•	Following the offer, it is possible that the shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your shares may no longer be used as collateral for loans made by brokers. See Section 13.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On March 17, 2005, the last full trading day before we announced our offer, the closing price per share reported on the Nasdaq National Market was $17.53 per share. See Section 6.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Georgeson Shareholder Communications Inc., the Information Agent, at (212) 440-9800 or (800) 676-0216 or Goldman, Sachs & Co., the Dealer Manager, at (212) 902-1000 or (800) 323-5678. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of CTI Molecular Imaging, Inc.:

INTRODUCTION

MI Merger Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), hereby offers to purchase all the shares of common stock, par value $0.01 per share, including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Shareholder Protection Rights Agreement, dated as of May 21, 2002 (the “Rights Agreement”), between the Company (defined below) and SunTrust Bank, as rights agent (together, the “Shares”), of CTI Molecular Imaging, Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $20.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”). See Section 7 for additional information concerning the Company. See Section 8 for additional information concerning Siemens AG, Parent and Purchaser.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply. Any tendering stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5. Purchaser or Parent will pay all charges and expenses of Goldman, Sachs & Co. (“Goldman Sachs”), which is acting as Dealer Manager for the Offer (the “Dealer Manager”), Mellon Investor Services LLC, which is acting as Depositary for the Offer (the “Depositary”), and Georgeson Shareholder Communications Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 16.

THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”) BY UNANIMOUS VOTE (EXCEPT FOR THE ABSTENTION OF WOLF-EKKEHARD BLANZ, PH.D., A PARENT EMPLOYEE) HAS DETERMINED THAT THE MERGER AGREEMENT (DEFINED BELOW) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (DEFINED BELOW) ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Bear, Stearns & Co. Inc. (“Bear Stearns”) has delivered to the Board its written opinion dated March 18, 2005, to the effect that, based upon and subject to the considerations and assumptions set forth in such opinion, the consideration to be received by the stockholders (other than Siemens AG or any of its direct or indirect subsidiaries) pursuant to each of the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the written opinion of Bear Stearns rendered to the Board, setting forth the procedures followed, the matters considered, and the assumptions made by Bear Stearns in arriving at its opinion, is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer and which is being mailed to the Company’s stockholders with this Offer to Purchase. The Company’s stockholders are urged to read such opinion carefully in its entirety. The written opinion of Bear Stearns addresses only the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company in the Offer and Merger and does not constitute a recommendation to any stockholder whether to tender Shares in the Offer or to vote in favor of the Merger.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A

NUMBER OF SHARES THAT, WHEN ADDED TO SHARES ALREADY BENEFICIALLY OWNED BY PARENT AND ITS DIRECT AND INDIRECT SUBSIDIARIES, CONSTITUTES A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE “MINIMUM CONDITION”), (II) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE “HSR ACT”), HAVING EXPIRED OR BEEN TERMINATED, PRIOR TO THE EXPIRATION OF THE OFFER (THE “HSR CONDITION”) AND (III) THE SUSPENSIVE EFFECT OF SECTION 41 OF THE GERMAN ACT AGAINST RESTRAINTS ON COMPETITION (THE “GERMAN REGULATION”) NO LONGER APPLYING (THE “GERMAN REGULATION CONDITION”). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTION 1 AND SECTION 14, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 18, 2005 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect subsidiary of Parent or of the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) will be canceled and converted automatically into the right to receive $20.50 in cash, or any higher price that may be paid per Share in the Offer, without interest (the “Merger Consideration”). Stockholders who demand and perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. See Section 11. The Merger Agreement is more fully described in Section 10. The material federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in Section 5.

Concurrently with entering into the Merger Agreement, Parent and Purchaser and Terry D. Douglass, Ph.D., Ronald Nutt, Ph.D., Robert E. Nutt, Michael Phelps, Ph.D., and certain persons affiliated with each of them (the “Stockholders”) entered into Stockholders Support Agreements (the “Stockholders Support Agreements”). Pursuant to the Stockholders Support Agreements, the Stockholders have agreed, among other things, (a) to validly tender and not withdraw their Shares in the Offer and (b) to vote their Shares in favor of the Merger, if applicable. A total of 12,735,354 outstanding Shares, constituting approximately 27% of the outstanding Shares as of March 17, 2005 are subject to the Stockholders Support Agreements. The Minimum Condition would be satisfied if immediately prior to the expiration of the Offer there were 12,251,617 Shares validly tendered and not withdrawn in addition to those required to be tendered pursuant to the Stockholders Support Agreements and those currently owned by Parent. For a more detailed description of the terms and conditions of the Stockholders Support Agreements, see Section 10.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (including Wolf-Ekkehard Blanz, Ph.D., a Parent employee), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected as described in this sentence) multiplied by the percentage that the aggregate number of Shares then beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company has agreed, at such time, to promptly take all actions necessary to cause Purchaser’s designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. Notwithstanding the foregoing, until the Effective Time, the Company has agreed to use its best efforts to ensure that at least two members of the Board as of March 18, 2005 (excluding Wolf-Ekkehard Blanz, Ph.D.) who are not employees of the Company will remain members of the Board. See Section 10.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the consummation of the Offer, and, if necessary, the approval and adoption of the Merger Agreement and the Merger by the requisite vote of the stockholders of the Company. For a more detailed description of the conditions to the Merger, see Section 10. Under the Company’s certificate of incorporation and Delaware Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if Purchaser acquires (pursuant to the Offer, the Stockholders Support Agreements or otherwise) at least a majority of the outstanding Shares, then Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder. See Section 10 and Section 11.

Under Delaware Law, if Purchaser acquires, pursuant to the Offer, the Stockholders Support Agreements or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company’s stockholders. In such event, Parent, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective in accordance with Delaware Law as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, the Minimum Condition is satisfied but Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer, the Stockholders Support Agreements or otherwise and a vote of the Company’s stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. See Section 11.

The Company has advised Purchaser that as of March 17, 2005, (i) 47,956,322 Shares were issued and outstanding and (ii) 3,807,431 Shares were reserved for future issuance pursuant to outstanding company stock options, stock units, warrants and other rights. As of such date, Parent owned 894,906 Shares and 640,000 Shares were owned by CPS (defined below), a majority owned subsidiary of the Company (see Section 10). As a result of such ownership and taking into account the Shares subject to the Stockholders Support Agreements, as of such date, the Minimum Condition would be satisfied if Purchaser acquired 12,251,617 Shares. Also, as of such date, Purchaser could cause the Merger to become effective in accordance with Delaware Law, without a meeting of the Company’s stockholders, if Purchaser acquired 28,954,430 Shares.

Purchaser may provide for a subsequent offering period in connection with the Offer. If Purchaser elects to provide a subsequent offering period, it will make a public announcement thereof on the next business day after the Expiration Date (defined below). See Section 1.

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company’s stockholders. See Section 11.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. Terms of the Offer; Expiration Date.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn (in accordance with the procedures set forth in Section 4) on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.

The Offer is subject to the conditions set forth in Section 14, including the satisfaction of the Minimum Condition, the HSR Condition and the German Regulation Condition. Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any such condition in whole or in part, in its sole discretion, and Purchaser also expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that without the consent of the Company, Purchaser will not, and Parent will not permit Purchaser to, decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer, reduce the number of Shares to be purchased in the Offer, impose conditions to the Offer in addition to those set forth in Section 14, reduce or waive the Minimum Condition, or change the Offer in a manner adverse to the holders of the Shares.

The Merger Agreement provides that, at the Company’s request, Purchaser will extend the Offer after April 28, 2005 for one or more periods not to exceed an aggregate of 15 business days if any of the conditions to the Offer set forth in Section 14 have not been satisfied as of such date. The Merger Agreement also provides that Purchaser may, without the consent of the Company, (i) extend the Offer for one or more periods of not more than five business days each beyond April 28, 2005, if, at any scheduled expiration of the Offer, any of the Offer Conditions is not satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission, or the staff thereof, applicable to the Offer. The Merger Agreement also provides that, if, on April 28, 2005, the sole condition(s) remaining unsatisfied is/are the failure of any waiting period under the HSR Act to have expired or been terminated and/or the suspensive effect of the German Regulation to no longer apply, then Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time until the earlier to occur of (i) September 30, 2005 and (ii) the fifth business day after the later to occur of (A) the expiration or termination of the applicable waiting period under the HSR Act and (B) the date that the suspensive effect of the German Regulation no longer applies. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary.

Purchaser will, and Parent will cause Purchaser to, pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in Section 14 and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement described above, in each case by giving oral or written notice of such delay, extension, termination, waiver or amendment to the Depositary and by making public announcement thereof.

Any such delay, extension, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Offer. Subject to applicable law (including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or the Public Relations Newswire.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such 10 business day period.

Purchaser may provide for a subsequent offering period in connection with the Offer. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Shares beyond the Expiration Date for a subsequent offering period of not more than 20 business days (the “Subsequent Offering Period”), if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or (to the extent permitted by the Merger Agreement, waived) and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered and not withdrawn (in accordance with the procedures set forth in Section 4) prior to the Expiration Date. Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 4. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. Any election by Purchaser to provide a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to provide a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service or the Public Relations Newswire on the next business day after the Expiration Date.

For purposes of the Offer, a “business day” means any day on which the principal offices of the Commission in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided Purchaser with the Company’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to the holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment all Shares validly tendered and not withdrawn (in accordance with the procedures set forth in Section 4) prior to the Expiration Date promptly after the Expiration Date. Purchaser will pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules and regulations of the Commission and the terms and conditions of the Offer, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws. Any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. See Section 1 and Section 15. If Purchaser decides to provide a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1.

In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (defined below) and (iii) any other documents required under the Letter of Transmittal. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the terms of the Letter of Transmittal against such participant.

For purposes of the Offer (and during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

In order for a holder of Shares to tender Shares validly pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, at one of its addresses or facsimile number set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message), in each case prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or a Share Certificate not accepted for payment or evidencing Shares not tendered is to be returned to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instruction 1 and Instruction 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market (“Nasdaq”) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery specified above may not be used during any Subsequent Offering Period.

In all cases (including during any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal.

Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer with respect to all tenders of Shares to the extent permitted by applicable law and the Merger Agreement or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to notify a tendering stockholder of any defects or irregularities in tenders or incur any liability for failure to give such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares) and (ii) when such Shares are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing the Letter of Transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after March 18, 2005). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of any payments of cash pursuant to the Offer. To prevent backup federal income tax withholding with respect to payment to certain stockholders of the purchase price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

4. Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable except that tendered Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 30, 2005. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4, subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 1.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described in Section 3 (except Shares may not be re-tendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

5. Material Federal Income Tax Consequences.

This discussion describes the material federal income tax consequences of the Offer and the Merger to stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (whether upon receipt of the Merger Consideration or pursuant to the proper exercise of appraisal rights). This discussion applies only to stockholders in whose hands Shares are capital assets (generally, property held for investment), and may not apply to stockholders that received Shares pursuant to the exercise of employee stock options or otherwise as compensation, or to stockholders who are not citizens or residents of the United States of America.

The tax discussion set forth below is included for general information purposes only and is based upon present law (which may be subject to change, possibly on a retroactive basis). Because individual circumstances may differ, each stockholder should consult such stockholder’s tax advisor to determine the applicability of the rules discussed to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws.

The receipt of the offer price and the receipt of cash pursuant to the Merger (whether as Merger Consideration or pursuant to the proper exercise of appraisal rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a stockholder will recognize gain or loss equal to the difference between such stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss. Individual stockholders generally will be subject to tax on the net amount of such gain at a maximum rate of 15%, provided that the Shares were held for more than 12 months on the date on which the Shares were sold pursuant to the Offer or converted to cash in the Merger. The deduction of capital losses is subject to certain limitations. Stockholders should consult their tax advisors in this regard.

Payments made in connection with the Offer or the Merger may be subject to backup withholding (currently at a 28% rate). Backup withholding generally applies if a stockholder fails to provide an accurate tax identification number, to certify that such stockholder is not subject to backup withholding or to otherwise comply with the applicable backup withholding rules. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax, provided that the required information is furnished to the Internal Revenue Service. Certain persons, including corporations and financial institutions generally, are exempt from backup withholding. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such stockholder’s tax advisor as to such stockholder’s qualifications for exemption from withholding and the procedure for obtaining such exemption.

6. Price Range of Shares; Dividends.

The Shares are quoted and principally traded on Nasdaq under the symbol “CTMI”. The following table sets forth, for the quarters indicated, the high and low sales prices per Share on Nasdaq as reported by the Dow Jones News Service. No dividends have been declared or paid on the Shares during the quarters indicated.

Shares Market Data

	High	Low
2003:
First Quarter	$26.75	$15.95
Second Quarter	20.47	16.25
Third Quarter	18.99	12.60
Fourth Quarter	17.19	12.31

2004:
First Quarter	$18.16	$14.25
Second Quarter	16.21	13.35
Third Quarter	14.26	7.91
Fourth Quarter	15.76	7.48

2005:
First Quarter	$20.68	$12.35

On March 17, 2005, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser’s intention to commence the Offer, the closing price per Share as quoted on Nasdaq was $17.53. On March 31, 2005, the last full trading day prior to the commencement of the Offer, the closing price per Share as quoted on Nasdaq was $20.27. As of December 31, 2004, the approximate number of holders of record of the Shares was 125.

Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Siemens AG, Purchaser or Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Siemens AG, Purchaser or Parent.

General. The Company is a Delaware corporation with its principal executive offices located at 810 Innovation Drive, Knoxville, Tennessee 37932. The telephone number of the Company is (865) 218-2000. The Company is a leading manufacturer of positron emission tomography imaging equipment and related molecular imaging products used in the detection and treatment of cancer, cardiac disease and neurological disorders. Positron emission tomography, or PET, is a medical imaging technology that images the biology of disorders at the molecular level often before anatomical changes are visible.

The Company also has a nationwide network for the production and distribution of the highly specialized radioactive pharmaceuticals used in PET imaging, and is a leading manufacturer of the cyclotron equipment used to produce those radioactive pharmaceuticals. The Company develops and licenses medical image analysis applications, which are designed to provide its customers with tools for the creation, display and analysis of molecular images. It also provides a variety of services including site planning, installation, preventive maintenance and repair, technical support, and marketing support for users of PET technology.

Certain Projected Financial Data of the Company. Prior to entering into the Merger Agreement, Parent conducted a due diligence review of the Company and in connection with such review received certain projections of the Company’s future operating performance. The Company does not in the ordinary course publicly disclose projections and these projections were not prepared with a view to public disclosure and are included herein only because they were provided to Parent and Purchaser. The Company has advised Parent and Purchaser that these projections were prepared by the Company’s management based on numerous assumptions including, among others, projections of revenues, operating income, benefits and other expenses and depreciation and amortization. No assurances can be given with respect to any such assumptions. The projections below assumed that the Company remained independent and did not give effect to the Offer or the potential combined operations of Parent and the Company or any alterations Parent may make to the Company’s operations or strategy after the consummation of the Offer and the Merger. The information set forth below is a summary of certain information provided by the Company to Parent and Purchaser and is presented for the limited purpose of giving stockholders access to the material financial projections prepared by the Company’s management that were made available to Parent and Purchaser in connection with the Merger Agreement and the Offer.

	($ in thousands)
	2005	2006	2007	2008
Sales	$464,329	$500,698	$565,212	$630,645
Operating Income	$81,462	$108,419	$127,065	$145,122
Net Income	$30,318	$44,467	$54,608	$64,941

Certain matters discussed herein, including, but not limited to these projections, are forward-looking statements that involve risks and uncertainties. While presented with numerical specificity, these projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of the Company. Accordingly, there can be no assurance that any of the projections will be realized and the actual results for the Company’s fiscal years ending September 30, 2005, 2006, 2007 and 2008 may vary materially from those shown above.

In addition, these projections were not prepared in accordance with generally accepted accounting principles, and neither the Company’s nor Parent’s independent accountants have examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser or the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events and the projections should not be relied on as such. None of Parent, Purchaser, or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of the foregoing projections. None of Parent, Purchaser or any of their respective affiliates or representatives has made or makes representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information electronically with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Website on the Internet at www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

8. Certain Information Concerning Siemens AG, Purchaser and Parent.

General. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 51 Valley Stream Parkway, Malvern, Pennsylvania 19355. The telephone number of Purchaser is (610) 448-4500. Purchaser is a wholly owned subsidiary of Parent.

Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

Parent is a Delaware corporation with its principal offices located at 51 Valley Stream Parkway, Malvern, Pennsylvania 19355. The telephone number of Parent is (610) 448-4500. Parent, an indirect wholly owned subsidiary of Siemens AG, is one of the largest suppliers to the healthcare industry in the world. Parent brings together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes.

Siemens AG is a corporation organized under the laws of the Federal Republic of Germany with its principal executive offices located at Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany. The telephone number of Siemens AG is 011-49-89-636-00. Siemens AG’s principal business is the design, development, manufacture and marketing of a wide range of electrical and electronic products and systems. The common stock, no par value, of Siemens AG (“Siemens Common Stock”) is listed for trading on the Frankfurt Stock Exchange in the Federal Republic of Germany and American Depositary Shares, each representing one share of Siemens Common Stock, are listed for trading on the New York Stock Exchange.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Siemens AG, Parent and Purchaser and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Siemens AG, Parent, Purchaser nor, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Parent owns 894,906 Shares directly, all of which were acquired in 1987 in connection with the establishment of the joint venture between Parent and the Company. In addition, as a result of entering into the Stockholders Support Agreements, Parent and Purchaser may be deemed to possess shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 13,111,863 Shares (including 376,509 Shares issuable to the Stockholders upon the exercise of stock options and equity awards within 60 days of the date hereof) representing approximately 27.1% of the outstanding Shares with respect to Purchaser and, along with the Shares owned directly by Parent, 29.0% of the outstanding Shares with respect to each of Siemens AG and Parent. See Section 10.

Except as described in this Offer to Purchase, (i) none of Siemens AG, Parent or Purchaser nor, to the best knowledge of such corporations, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Siemens AG, Parent, Purchaser or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Siemens AG, Parent or Purchaser nor, to the best knowledge of such corporations, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement and the Stockholders Support Agreements and as otherwise described in this Offer to Purchase, none of Siemens AG, Parent or Purchaser nor, to the best knowledge of such corporations, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, since October 1, 2002, none of Siemens AG, Parent or Purchaser nor, to the best knowledge of such corporations, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since October 1, 2002, there have been no negotiations, transactions or material contacts between any of Siemens AG, Parent or Purchaser or any of their respective subsidiaries nor, to the best knowledge of such corporations, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

9. Financing of the Offer and the Merger.

The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $1,050,000,000. Parent will provide Purchaser with such funds from cash on hand and, if necessary, by borrowing funds from either Siemens AG or Siemens Capital Company LLC, a wholly owned subsidiary of Siemens AG.

10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements.

Relationship with the Company. Parent has had various business relationships with the Company since 1987. In 1987, Parent entered into a joint venture agreement with the Company pursuant to which it acquired 49.9% of the outstanding capital stock of the Company’s subsidiary, CTI PET Systems, Inc. (“CPS”). Parent entered into the joint venture agreement in order to provide the Company with access to Parent’s global distribution network and to include the Company’s PET scanners in its product line.

The joint venture agreement contains a provision pursuant to which Parent has the right to acquire from the Company for cash up to that number of shares of CPS common stock necessary to bring Parent’s aggregate ownership interest in CPS to 80%, (the “Call Right”). The Call Right becomes exercisable upon CPS exceeding certain minimum PET scanner unit sales volumes. If Parent exercises the Call Right, the Company has a one-time right to defer the sale for a period of one year. Upon CPS exceeding the same minimum unit sales volumes, the Company has a right to require Parent to purchase from the Company the same number of shares of CPS common stock (the “Put Right”). If the Company exercises the Put Right, Parent has a one-time right to defer its purchase for a period of one year. Under the terms of the joint venture agreement, it is not possible to determine when the Put Right or Call Right would become exercisable. However, based on current sales of PET scanners and forecasts as to future sales, Parent believes that the Put Right or Call Right could be expected to become exercisable in 2006 or later.

Upon exercise of either the Put Right or the Call Right, the joint venture agreement provides that the parties will attempt to negotiate the price to be paid for the CPS shares. In the event the parties are unable to agree upon the price within 60 days, the price will be determined through an independent appraisal process. If the Put Right or the Call Right were exercised and Parent’s aggregate ownership interest in CPS were to increase to 80%, Parent would be able to acquire the remaining 20% of CPS from the Company through a merger of CPS with another Parent-controlled entity. Parent would be required to pay the Company either a negotiated price for the remaining 20% or, if the Company and Parent are unable to agree, the fair value of the shares as determined in accordance with applicable provisions of the Tennessee Business Corporation Act.

Parent and the Company have also agreed that for so long as the Company and Parent each own more than 20% of the outstanding shares of CPS, the Board will nominate a representative designated by Parent to serve as a member of the Board. Currently, Dr. Wolf-Ekkehard Blanz serves on the Board as the nominee selected by Parent.

Since the formation of the joint venture in 1987, Parent and the Company have entered into a number of long-term commercial contracts and engaged in joint projects on various initiatives, including the development of more advanced PET/CT capabilities. Parent has served as the Company’s distributor of ECAT® scanners from 1987 to the present. Effective May 1, 2004, Parent, the Company and CPS entered into a Sales Agency and Services Agreement (the “Agency Agreement”) pursuant to which Parent appointed the Company as Parent’s non-exclusive sales representative to solicit purchases of CPS-manufactured PET and PET/CT scanners throughout the United States, on terms and conditions and at prices determined by Parent. Under the Agency Agreement, CPS products sold by the Company as Parent’s sales representative were marketed and sold under the Siemens brand. During the two-year term of the Agency Agreement, the Company assigned all existing scanner service contracts in international markets other than South Korea and Japan to Parent in exchange for which Parent paid the Company $2.2 million and entered into certain other agreements with the Company. Under the Agency Agreement, Parent has served as the Company’s non-exclusive representative to offer for sale products manufactured by the Company and its subsidiaries to Parent’s customers. Parent also executed an agreement with the Company’s wholly-owned subsidiary Mirada Solutions Limited (“Mirada”), under which Parent pays Mirada a fee to install Mirada’s image-fusion software on every workstation sold worldwide with a Parent-branded PET or PET/CT scanner.

Background of the Offer and the Merger. From time to time since the formation of the joint venture, Parent and the Company have engaged in discussions concerning various restructurings and asset transfers that could have the potential to enable each to attain certain strategic objectives.

In late 2003 and early 2004, Parent began to internally consider various alternatives for further increasing its participation in the PET industry. Among the alternatives Parent considered were acquiring the Company’s interest in the CPS joint venture by, in effect, proposing an early exercise of the Call Right, and acquiring the Company in its entirety. Parent did not make any specific proposal to the Company as a result of this internal strategy review.

In June 2004, Dr. Ronald Nutt, the Company’s Chief Executive Officer, and Mr. R. Gregory Brophy, the President of CPS, met with Mr. Michael Reitermann, President of Parent’s Nuclear Medicine Division, to discuss the eventual transition of the CPS business to Parent and the possibility of dividing the Company’s businesses into two separate and independent companies through a spin-off of the Company’s molecular biomarker business to the Company’s stockholders. As contemplated, the two independent companies would consist of: (i) the clinical scanner business comprised of CPS, the detector materials business, the calibration sources business and the scanner service organization (collectively, the “Clinical Scanner Business”); and (ii) the molecular biomarker business comprised of P.E.T.Net Pharmaceuticals, Inc. (radiopharmaceuticals), CTI Concorde Microsystems, LLC (animal research scanners), Mirada Solutions Limited (software applications), Molecular Technologies, Inc. (new biomarker development), the equipment sales organization and the cyclotron business (collectively, the “Molecular Biomarker Business”).

In July 2004, Dr. Terry D. Douglass, the Company’s Chairman, Dr. Nutt and Dr. Michael Phelps, one of the Company’s directors, met with Mr. Reitermann and Dr. Hermann Requardt, Executive Vice President of Siemens

Medical Solutions Operating Group of Siemens AG, to discuss the future of CTI in the event of an exercise of a Put Right or Call Right.

In August 2004, the Company contacted Parent and Siemens Medical Solutions and discussed the potential restructuring of the Company and division of its businesses into two separate publicly traded companies.

On September 20, 2004, management of the Company and Bear Stearns gave a presentation on the Company’s objectives and a possible restructuring plan to Parent, Siemens AG and their financial advisor, Goldman Sachs, in Erlangen, Germany. The presentation indicated that it was the view of the management of the Company that the Company engaged in two fundamentally different businesses, the Clinical Scanner Business and the Molecular Biomarker Business. Management of the Company and Bear Stearns indicated that the Company was considering the possibility of dividing its businesses into two separate, publicly traded companies. Management of the Company indicated that, in the event of such a restructuring of the Company, Parent might want to consider making a proposal to acquire the Clinical Scanner Business, a significant portion of which was conducted through CPS. In response to this presentation, Parent and Siemens AG agreed to examine the possibility of acquiring certain businesses of the Company, including the Clinical Scanner Business.

Following the September 20, 2004 meeting through October 2004, representatives of Parent and representatives of the Company exchanged financial and operational information regarding the Clinical Scanner Business and, to a more limited extent, the Molecular Biomarker Business.

On October 28, 2004, Parent and Goldman Sachs met with representatives of the Company and Bear Stearns in Frankfurt, Germany to further discuss the possibility of Parent acquiring certain of the Company’s businesses. Parent presented its views of which businesses it would be interested in acquiring and potential financial projections of such businesses. The Company’s representatives expressed strong disagreement with both Parent’s views as to which businesses should be included in a transaction with Parent and Parent’s financial projections. The meeting ended without the parties’ reaching any agreement.

During November 2004, Parent and the Company continued to exchange information regarding the Clinical Scanner Business, and Parent continued to internally evaluate these businesses and the alternative of a future acquisition of CPS through the exercise of the Call Right.

On November 29, 2004, Dr. Nutt, Dr. Douglass and Mr. Brophy met with Dr. Requardt and Mr. Reitermann at the Radiological Society of North America conference in Chicago, Illinois to discuss the Company’s position regarding the potential sale of the Clinical Scanner Business to Parent.

On December 8, 2004, Parent delivered a non-binding proposal to the Company for the acquisition of all of the Company’s businesses other than radiopharmaceutical, cyclotron, biomarker and software businesses for $645 million, subject to due diligence, negotiation of definitive agreements, satisfactory resolution of issues arising from the separation of the Company’s businesses into two companies, and certain other conditions. This proposal included both the Clinical Scanner Business and the Company’s animal research scanner business. On December 9, 2004, the Company rejected Parent’s proposal.

On December 20-21, 2004, representatives of Parent and the Company and their respective financial advisors met to discuss the parties’ respective views of the financial aspects and timing of Parent’s potential acquisition of certain businesses of the Company.

On December 31, 2004, Dr. Requardt held a telephonic meeting with Dr. Nutt. During the telephone conversation, Dr. Requardt and Dr. Nutt discussed their respective views of the valuation of the businesses Parent would propose to acquire. Dr. Nutt informed Dr. Requardt that the businesses that would be spun off from the Company and not acquired by Parent would require significant continuing commercial and financial support from Parent and the Company. Dr. Requardt informed Dr. Nutt that, as part of any transaction, Parent would seek a highly protective noncompetition covenant in respect of the businesses it would acquire.

On January 6, 2005, Parent delivered a further revised proposal to the Company for the acquisition of the Clinical Scanner Business for a purchase price of $750 million. This proposal emphasized Parent’s need for satisfactory arrangements on the sharing of intellectual property, a highly protective noncompetition agreement, and comprehensive due diligence on the businesses to be acquired by Parent. Based on the January 6, 2005 proposal and the additional discussions prior thereto, the Company arranged for representatives of Parent to conduct due diligence on the businesses proposed to be acquired by Parent.

Commencing on January 10, 2005, financial advisors, legal representatives and operational personnel of Parent began to conduct due diligence investigation of businesses of the Company that Parent proposed to acquire.

Following this due diligence, on January 20-21, 2005, Parent prepared and delivered to the Company certain proposed transaction agreements pursuant to which Parent would acquire the Company and the Molecular Biomarker Business would be spun off as a new, public company.

On February 11, 2005, the Company responded to Parent’s proposed transaction documentation with proposed revisions to Parent’s initial draft of certain transaction agreements, and Parent delivered to Company an initial draft of an agreement governing intellectual property matters relating to the split of Company’s businesses. Based on the Company’s response, Parent and the Company acknowledged that it would be extremely unlikely that they could resolve many critical issues arising from the transaction under review. Given the low likelihood of the parties’ reaching agreement on this transaction, Parent began internally considering potential alternative transactions, including waiting to exercise the Call Right and an acquisition of the Company as a whole.

On March 4, 2005, Dr. Requardt contacted Dr. Nutt by telephone and indicated that Parent would be interested in proposing a transaction to acquire all of the Company’s businesses through a merger. Dr. Requardt also communicated that Parent would require a due diligence review of the Company’s businesses that had not been included in the previous diligence exercise and Parent would require certain noncompetition covenants from several key executives of the Company.

On March 8, 2005, the Company proposed that Parent and the Company should enter into a customary confidentiality agreement. On March 8, 2005, Parent and the Company signed a mutual confidentiality agreement containing customary provisions.

On March 8, 2005, Siemens AG, on behalf of Parent, delivered a written proposal to acquire the Company for $20.00 per share in cash, subject to further due diligence, agreement on the terms of a written, definitive acquisition agreement, receipt of appropriate noncompetition agreements from certain Company executives and final authorization from the Siemens AG Supervisory Board.

From March 10, 2005 through March 13, 2005, representatives of Parent conducted business, financial and legal due diligence on the businesses of the Company which Parent had previously excluded from its transaction review.

On March 10, 2005, counsel for Parent delivered an initial draft of the proposed Merger Agreement to the Company. On March 12, 2005, counsel for Parent delivered to the Company an initial draft of the proposed form of Stockholders Support Agreements, which contained noncompetition and nonsolicitation covenants to be entered into by Dr. Phelps, Dr. Nutt, Dr. Douglass, Mr. Brophy and Robert E. Nutt.

On March 14, 2005, Parent conducted additional due diligence at the location of the Company’s software business in Oxford, England.

On March 15, 2005, representatives of Parent and the Company met at the New York City offices of Shearman & Sterling LLP, counsel for Parent, to negotiate the terms of the Merger Agreement. In addition, Parent commenced negotiations of the proposed Stockholders Support Agreements with counsel for the respective stockholders from whom such agreements had been requested.

Also on March 15, 2005, Mr. Goetz Steinhardt, a member of the Board of Siemens Medical Solutions, and Mr. Kenneth R. Meyers of Siemens Corporation’s Legal Department met in New York City with Dr. Nutt, Mr. David Gill, Chief Financial Officer of the Company, and a representative of Bear Stearns to discuss the transaction, including the proposed offer price.

On March 16, 2005, Mr. Steinhardt contacted Dr. Nutt by telephone and indicated that Parent would be willing to raise its offer price to $20.25 per share, subject to agreement on the terms of a definitive merger agreement, final authorization from the Siemens AG Supervisory Board, and receipt of satisfactory Stockholders Support Agreements from Dr. Phelps, Dr. Nutt, Dr. Douglass and Robert E. Nutt. Dr. Nutt indicated that such price most likely would not be acceptable to the Board of Directors of the Company.

On March 17, 2005, while parties continued to negotiate the final terms of the Merger Agreement, Mr. Steinhardt contacted Dr. Nutt by telephone and indicated that, subject to final authorization from the Siemens AG Supervisory Board, Parent would be prepared to increase its offer to $20.50 per share. In addition, Parent engaged in negotiations with each of Dr. Phelps, Dr. Nutt, Dr. Douglass and Robert E. Nutt, and their respective legal counsel, over the terms of the Stockholders Support Agreements to be entered into by each of them and certain of their affiliates. In lieu of a Stockholders Support Agreement from Mr. Brophy, Parent sought confirmation that Mr. Brophy’s non-competition covenant with the Company would continue to apply under Mr. Brophy’s Change in Control Agreement.

Also on March 17, 2005, a special meeting of the Company’s Board of Directors was held in order to update the Board on the status of the negotiations. At this meeting, representatives of Bear Stearns presented a detailed analysis of the financial terms of Parent’s proposed offer, and representatives of Alston & Bird LLP presented a detailed summary of the terms of the proposed Merger Agreement. Dr. Blanz did not participate in this meeting.

During the morning of March 18, 2005, the Siemens AG Supervisory Board authorized the making of an offer to acquire the Company for a price of $20.50 per share, which offer representatives of Parent communicated to representatives of the Company. The Board convened a special meeting to consider such offer, and, with Dr. Blanz abstaining, approved such offer subject to resolution of all open issues in the Merger Agreement. Prior to the opening of the financial markets on March 18, 2005, Parent, Purchaser and the Company signed the final Merger Agreement and Dr. Phelps, Dr. Nutt, Dr. Douglass and Robert E. Nutt and certain persons affiliated with them entered into the Stockholders Support Agreements. The parties issued a joint press release announcing the transaction prior to the opening of the financial markets on March 18, 2005.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Siemens AG, Parent and Purchaser with the Commission in connection with the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places set forth in Section 7.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the execution of the Merger Agreement, but in no event later than ten business days after such execution. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14. Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made that decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the number of Shares subject to the Offer, imposes conditions to the Offer in addition to the Offer Conditions, reduces or waives the Minimum Condition, or changes the Offer in a manner adverse to the holders of the Shares.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect subsidiary of Parent or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who will have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) will be canceled and converted automatically into the right to receive an amount equal to the Merger Consideration.

Pursuant to the Merger Agreement, each share of common stock, no par value per share, of Purchaser issued and outstanding immediately prior to the Effective Time and each Share held by CPS will be converted into and exchanged for validly issued, fully paid and nonassessable shares of common stock, no par value per share, of the Surviving Corporation.

The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. Subject to the Merger Agreement, at the Effective Time, the certificate of incorporation of the Company will be amended to be identical to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time (except as such certificate of incorporation will be amended to provide that the name of the Surviving Corporation will be the name of the Company), and will be the certificate of incorporation of the Surviving Corporation. Unless otherwise determined by Parent prior to the Effective Time, subject to the Merger Agreement, at the Effective Time, the by-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the by-laws of the Surviving Corporation.

Stockholders’ Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger (the “Stockholders’ Meeting”). If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

Proxy Statement. The Merger Agreement provides that the Company will, if approval of the Company’s stockholders is required by applicable law to consummate the Merger, promptly following consummation of the Offer, file with the Commission under the Exchange Act, and use its best efforts to have cleared by the Commission promptly, a proxy statement and related proxy materials (the “Proxy Statement”) with respect to the Stockholders’ Meeting. Each of the Company, Parent and Purchaser have agreed to use its reasonable best efforts, after consultation with the other parties to the Merger Agreement, to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time and will cause the Proxy Statement and all required amendments and supplements thereto to be mailed to stockholders of the Company at the earliest practicable time if required by applicable law to consummate the Merger. The Company has agreed to include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Purchaser or Parent, the unanimous recommendation of the Board (except for the abstention of Wolf-Ekkehard Blanz, Ph.D., a Parent employee, and any other directors designated by Parent and Purchaser pursuant to the Merger Agreement) that the stockholders of the Company approve and adopt the Merger Agreement and the Merger and to use its best efforts to obtain such approval and adoption. Parent and Purchaser have agreed to cause all Shares then beneficially owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective, in accordance with Delaware Law, as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders.

Conduct of Business by the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed that, between March 18, 2005 and the Effective Time, except as expressly contemplated by the Merger Agreement, unless Parent has otherwise consented in writing, (i) the businesses of the Company and its subsidiaries (the “Subsidiaries” and, individually, a “Subsidiary”) will be conducted only in, and the Company and the Subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice and (ii) the Company will use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with whom the Company or any Subsidiary has significant business relations.

The Merger Agreement also provides that, except as expressly contemplated in the Merger Agreement, neither the Company nor any Subsidiary will, between March 18, 2005 and the Effective Time, directly or indirectly, do, or propose to do, any of the following, without the prior written consent of Parent:

(a) amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, encumber, or otherwise subject to any Lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of, or subjection to any such Lien (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on March 18, 2005 and granted under Company Stock Options Plans in effect on March 18, 2005 or for Shares issuable upon the exercise of outstanding Warrants) or (ii) any assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(d) reclassify, combine, split, subdivide or redeem or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets, (ii) incur any funded indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, (iii) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice, (iv) authorize, or make any commitment with respect to, any capital expenditure which is not specifically referred to in the Company Capital Budget or, to the extent not included in the Company Capital Budget, any single capital expenditure in excess of $250,000 or capital expenditures in the aggregate in excess of $1,000,000, or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters;

(f) (i) hire any additional employees except to fill current vacancies or vacancies arising after March 18, 2005, (ii) make any offers to any employee of an employment position other than the employment position he or she held as of March 18, 2005, except for offers of an employment position made in the ordinary course of business and consistent with past practice in connection with the promotion or demotion of any employee of the Company or any of its Subsidiaries who is not a director or officer of the Company, (iii) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors or officers of the Company, (iv) grant any new or additional retention, severance or termination pay to, or enter into any new or additional employment, bonus, change of control or severance agreement with, any director, officer or other employee of the Company or of any of its Subsidiaries, (v) establish, adopt, enter into, terminate or amend any Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of March 18, 2005 for the benefit of any director, officer or employee except as required by the Merger Agreement or the Transactions contemplated thereby, or as required by ERISA, the Code or to otherwise comply with applicable Law, (vi) loan or advance money or other property to any current or former director, officer or employee of the Company or any of its Subsidiaries, (vii) grant any equity or equity based awards (provided that equity awards may be transferred in accordance with the applicable plan document or agreement) or (viii) hire or engage any consultant to perform services for a rate of compensation which would be in excess of $100,000 on an annual basis or which is not terminable upon notice of 30 days or less;

(g) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN (determined without regard to terminations of employment occurring on or after the Effective Time);

(h) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice and other than actions required to be taken in response to changes in GAAP or in Law, with respect to accounting policies or procedures;

(i) make, revoke or change any material Tax election or material method of Tax accounting, file any amended Tax Return (unless required by Law), enter into any closing agreement relating to a material amount of Taxes, settle or compromise any material liability with respect to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment; provided, however, that in the case of the filing of any amended Tax Return, the Company or the relevant Subsidiary shall deliver a copy of such amended Tax Return to Parent at least 30 days prior to filing for Parent’s review and consent;

(j) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice, unless such payment, discharge or satisfaction is made in accordance with the terms of such claim, liability or obligation as such terms existed on March 18, 2005;

(k) pay accounts payable, utilize cash, draw down on lines of credit, delay or accelerate capital expenditures, incur expenditures on research and development, other than in the ordinary course of business and consistent with past practice;

(l) amend or modify in any material respect, or consent to the termination of, any Material Contract, or amend, waive or modify in any material respect, or consent to the termination of, the Company’s or any Subsidiary’s rights thereunder;

(m) commence or settle any Action, other than the settlement of Actions involving payments by the Company or its Subsidiaries not to exceed, with respect to any individual Action, $1,000,000;

(n) (i) abandon, sell, assign, or grant any security interest in or to any item of the Owned Intellectual Property, Licensed Intellectual Property or IP Agreements, (ii) grant to any third party any license, sublicense or covenant not to sue with respect to any Owned Intellectual Property or Licensed Intellectual Property, other than in the ordinary course of business consistent with past practice, (iii) develop, create or invent any Intellectual Property jointly with any third party (other than such joint development, creation or invention with a third party in progress as of March 18, 2005), (iv) disclose, or allow to be disclosed, any confidential Owned Intellectual Property, unless such Owned Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against disclosure thereof, or (v) fail to perform or cause to be performed all applicable filings, recordings and other acts, and pay or cause to be paid all required fees and taxes, to maintain and protect its interest in each and every item of the Owned Intellectual Property and the Licensed Intellectual Property;

(o) fail to make in a timely manner any filings with the Commission required under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act or the rules and regulations promulgated thereunder;

(p) enter into any contract or agreement with any director or officer of the Company or any Subsidiary or any of their respective affiliates (including any immediate family member of such person) or any other affiliate of the Company or any Subsidiary;

(q) change any of the material terms pursuant to which products of the Company or any Subsidiary are generally sold other than negotiation of individual contracts or purchase orders in the ordinary course of business; or

(r) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (including Wolf-Ekkehard Blanz, Ph.D. as one of such directors previously designated by Purchaser), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser’s designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that at such times, the Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each Subsidiary, and (iii) each committee of each such board, in each case only to the extent permitted by applicable Law and the rules of Nasdaq. Notwithstanding the foregoing, until the Effective Time, the Company has agreed to use its best efforts to ensure that at least two members of the Board and each committee of the Board, as of March 18, 2005 (excluding Wolf-Ekkehard Blanz, Ph.D.), who are not employees of the Company shall remain members of the Board and of such committees.

The Merger Agreement provides that, following the election or appointment of designees of Purchaser in accordance with the preceding paragraph, prior to the Effective Time, any (i) amendment of the Merger Agreement or the certificate of incorporation or by-laws of the Company or any Subsidiary, (ii) termination of the Merger Agreement by the Company, (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, (iv) recommendation to the Company stockholders or any modification or withdrawal of any such recommendation in connection with the Merger Agreement or the Transactions, or (v) waiver of any of the Company’s rights under the Merger Agreement, in each case, will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser (including Wolf-Ekkehard Blanz, Ph.D., a Parent employee) nor are employees of the Company or any Subsidiary. In the event that the independent directors of the Board deem it advisable in connection with the Transactions to retain outside legal counsel, such directors will be entitled to retain such counsel at the expense of the Company.

Access to Information. Pursuant to the Merger Agreement, and subject to applicable Law and confidentiality agreements, including that certain confidentiality agreement dated March 8, 2005 between Parent and the Company (the “Confidentiality Agreement”), from March 18, 2005 until the Effective Time, the Company will (and will cause its Subsidiaries to): (i) provide to Parent and Parent’s Representatives access, during normal business hours and upon reasonable notice by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof, (ii) furnish to Parent all monthly and quarterly statements of revenue and expense, earnings, sales, trial balances and such other similar statements as are regularly and customarily provided to senior management of the Company promptly following delivery to such senior management, and (iii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as Parent or its Representatives may reasonably request.

No Solicitation of Transactions. The Company has agreed that neither it nor any Subsidiary nor any Representative of it or any Subsidiary will, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action for the purpose of facilitating, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (defined below), or (ii) enter into or maintain or continue discussions or negotiations with any person or entity for the purpose of facilitating such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment providing for or otherwise relating to any Competing Transaction, or (iv) authorize or permit any Representative of the Company or any of its Subsidiaries to take any such action. The Company will notify Parent as promptly as practicable (and in any event within one (1) business day) after the Company receives any oral or written proposal or offer or any inquiry or contact with any person regarding a potential proposal or offer regarding a Competing Transaction, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer (including material amendments or proposed material amendments). The Company also agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties with respect to a Competing Transaction. The Company will not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

Notwithstanding the preceding paragraph, the Board may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, and the Board has (i) determined, in its good faith judgment (after consulting with its financial advisor), that such proposal or offer constitutes or could lead to a Superior Proposal (defined below), (ii) determined, in its good faith judgment after consulting with its outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that, in light of such proposal or offer, the failure to furnish such information or enter into discussions would be inconsistent with its fiduciary duties under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Merger Agreement), except that such confidentiality agreement may permit such person to share Evaluation Material (as defined in the Confidentiality Agreement) with its financing sources; provided, however, that such financing sources shall be bound by the terms thereof.

Except as set forth in this paragraph, neither the Board nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board or any such committee of the Merger Agreement, the Offer, the Merger or any other Transaction (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction (except for a confidentiality agreement as provided in the preceding paragraph). Notwithstanding the foregoing, if the Board determines, in its good faith judgment prior to the time of the acceptance for payment of Shares pursuant to the Offer and after consulting with outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that the failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Board may make a Change in the Company Recommendation and/or recommend a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Board intends to effect a Change in the Company Recommendation and (ii) if Parent does not prior to the earlier of (A) three (3) business days after Parent’s receipt of the Notice of Superior Proposal or (B) if the Offer, as it may be extended, does not remain open for at least three (3) business days after Parent’s receipt of the Notice of Superior Proposal, then such time period as does exist prior to the expiration of the Offer and before any acceptance for payment of any Shares, make an offer that the Board determines, in its good faith judgment (after consulting with its financial advisor) to be at least as favorable to the Company’s stockholders as such Superior Proposal. Any disclosure that the Board may be compelled to make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary duties under applicable Law or Rule 14d-9 or 14e-2 under the Exchange Act will not constitute a violation of the Merger Agreement.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary, (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company or of any Subsidiary, (iii) any sale, exchange, transfer or other disposition in which the Company or any Subsidiary participates (including by way of redeeming the Rights or taking any action to comply with Section 203 of Delaware Law, but excluding typical stock transfer functions) and which results in any person beneficially owning more than 15% of any class of equity securities of the Company or of any Subsidiary, or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than 15% of any class of equity securities of the Company or of any Subsidiary.

“Superior Proposal” means an unsolicited written bona fide offer made by a third party with respect to a Competing Transaction (with all percentages contained in the definition of “Competing Transaction” increased to 50% for purposes of this definition), in each case on terms that the Board determines, in its good faith judgment (after consulting with its financial advisor) and taking into account all legal, financial, regulatory and other aspects of the offer that it deems relevant, to be more favorable to the Company stockholders than the Offer and Merger, and for which financing, to the extent it is a condition of such offer, is then committed; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing on which the offer is conditioned is not committed and is not likely in the good faith judgment of the Board (after having received the advice of its financial advisor) to be obtained by such third party on a basis the Board deems timely.

Employee Stock Options and Other Equity Awards. The Merger Agreement also provides that the Company will take all necessary action, effective as of the Effective Time, to (i) terminate the Company’s 1998 Restated Incentive Stock Option Plan, 2002 Long-Term Incentive Plan and each stock option agreement granted otherwise than under such plans which shall themselves constitute separate plans, each as amended through March 18, 2005 (the “Company Stock Option Plans”), (ii) cancel, at the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Option Plans (each, a “Company Stock Option”) that is outstanding and unexercised, whether or not vested or exercisable as of such date.

As of the Effective Time, each holder of a Company Stock Option immediately prior to the Effective Time will be entitled to receive an amount in cash, without interest, equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Options multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. No holder of a Company Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Company Stock Option before or after the Effective Time.

As of the Effective Time, each outstanding Company Restricted Stock Award, the restrictions of which have not lapsed immediately prior to the Effective Time, will become fully vested and the holder thereof will be entitled to receive an amount in cash, without interest, equal to the Merger Consideration, less applicable withholding taxes, if any, required to be withheld with respect to such payment.

As of the Effective Time, each outstanding unit granted under the Company Stock Option Plans representing the right to receive shares of Company Common Stock in the future (each a “Stock Unit”) that is outstanding as of immediately prior to the Effective Time, whether or not vested, will be cancelled and the holder thereof will be entitled to receive an amount in cash, without interest, equal to the product of the total number of shares of Company Common Stock underlying such Stock Unit, multiplied by the Merger Consideration, less applicable withholding taxes, if any, required to be withheld with respect to such payment.

The Company will take all necessary actions to shorten any pending Offering Period (as such term is defined in the Company’s 2002 Employee Stock Purchase Plan (the “ESPP”)) by setting a new purchase date prior to the expiration of the current Offering Period, as of a date selected by Parent (which date will be the last day of a regular payroll period of the Company) (the “ESPP Date”). After the ESPP Date, all offering and purchase periods pending under the ESPP will be terminated and no new offering or purchasing periods will be commenced. In addition, the Company will take all actions as may be necessary and permissible under the ESPP in order to not allow any additional participants under the ESPP from and after March 18, 2005 and to disallow any increase in then-existing participation levels.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement further provides that the by-laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in Article VI of the by-laws of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company (collectively, “Indemnified Directors/Officers”), unless such modification will be required by law. The Merger Agreement also provides that the Surviving Corporation shall assume all written indemnification contracts or agreements in favor of Indemnified Directors/Officers with the Company or any Subsidiary as of the Effective Time, which contracts or agreements will not be amended, repealed, terminated or otherwise modified (except as required by law) for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Directors/Officers. Further, Parent has agreed to unconditionally guarantee the obligations of the Surviving Corporation under this paragraph.

The Surviving Corporation will maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be $1,508,346 in the aggregate).

Further Action; Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto will (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act, the German Regulation or other applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Merger Agreement or the transactions contemplated thereby and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Merger and to fulfill the conditions to the Offer and the Merger; provided, however, that neither Purchaser nor Parent will be required to take any action, including entering into a consent decree, hold separate order or other arrangement, that (i) requires the divestiture of any assets of any of Purchaser, Parent, the Company or any of their respective subsidiaries or (ii) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, among others, representations by the Company as to the absence of certain changes or events concerning the Company’s business, compliance with law, litigation, the capitalization of the Company, employee benefit plans, labor and employment matters, real property and assets, intellectual property, environmental matters, taxes, amendments to the Rights Agreement, material contracts, certain business practices, customers and suppliers, insurance and brokers. The Merger Agreement also contains representations and warranties with respect to regulatory compliance by the Company to the effect that the Company’s products are sold in compliance with all applicable laws and are not subject to any recall or safety alerts and that the Company is in compliance in all respects with its regulatory obligations.

Conditions to the Merger. Under the Merger Agreement, the respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

(a) if required, the Merger Agreement and the Merger shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with, and to the extent required by, Delaware Law and the Company’s certificate of incorporation;

(b) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order which is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger;

(c) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

(d) the suspensive effect of the German Regulation shall no longer apply; and

(e) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement by the stockholders of the Company, as follows:

(a) if no Shares have been accepted for payment pursuant to the Offer, by mutual written consent of Parent and the Company duly authorized by the Boards of Directors of Parent and the Company; or

(b) if no Shares have been accepted for payment pursuant to the Offer, by either Parent or the Company if the Effective Time shall not have occurred on or before September 30, 2005; provided, however, that the right to terminate the Merger Agreement under this paragraph (b) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which is then in effect and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and such injunction, order, decree or ruling shall have become final and non-appealable; or

(d) if no Shares have been accepted for payment pursuant to the Offer, by Parent if any of the following shall have occurred: (i) a Change in Company Recommendation shall have occurred or the Board shall have resolved to make a Change in Company Recommendation; (ii) the Board shall have recommended to the stockholders of the Company a Competing Transaction or shall have publicly announced it intends to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Competing Transaction; (iii) the Company shall have failed to include in the Schedule 14D-9 the recommendation of the Board in favor of holders of Shares accepting the Offer and tendering their Shares in the Offer; (iv) the Company shall have willfully breached its obligations under the Merger

Agreement not to solicit competing transactions; or (vi) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

(e) if no Shares have been accepted for payment pursuant to the Offer, by the Company if it enters into a definitive agreement with respect to a Superior Proposal (other than a permitted confidentiality agreement); provided, however, that the Company shall have first complied in all material respects with its obligations not to solicit competing transactions, and simultaneously with the termination under this paragraph (e), the Company shall pay Parent the aggregate amount due upon such termination (described in “Fees and Expenses” below); or

(f) by Parent if due to a failure to satisfy any Offer Condition, Purchaser shall have (i) terminated the Offer without having accepted any Shares for payment thereunder or (ii) failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer (provided, however, that in the event Purchaser shall have failed to accept Shares for payment as a result of the failure to satisfy the conditions set forth in clause (ii) or (iii) of the first paragraph of Section 14, the applicable time period specified in (ii) above shall be extended until the earlier to occur of (A) the fifth business day following the later to occur of (x) the expiration or termination of any applicable waiting period under the HSR Act and (y) the date that the suspensive effect of the German Regulation shall no longer apply and (B) September 30, 2005), unless such action or inaction under (i) or (ii) shall have been caused by or resulted from the failure of Parent or Purchaser to perform, in any material respect, any of their covenants or agreements contained in the Merger Agreement, or the material breach by Parent or Purchaser of any of their representations or warranties contained in the Merger Agreement; or

(g) by the Company, if Purchaser shall have (i) terminated the Offer without having accepted any Shares for payment thereunder or (ii) failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer (provided, however, that in the event Purchaser shall have failed to accept Shares for payment as a result of the failure to satisfy the conditions set forth in clause (ii) or (iii) of the first paragraph of Section 14, the applicable time period specified in (ii) above shall be extended until the earlier to occur of (A) the fifth business day following the later to occur of (x) the expiration or termination of any applicable waiting period under the HSR Act and (y) the date that the suspensive effect of the German Regulation shall no longer apply and (B) September 30, 2005), unless such action or inaction under (i) or (ii) shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in the Merger Agreement or the material breach by the Company of any of its representations or warranties contained in the Merger Agreement.

Effect of Termination. In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, and there shall be no liability under the Merger Agreement on the part of any party thereto, except (i) as set forth below under the section entitled “Fees and Expenses” and (ii) nothing in the Merger Agreement shall relieve any party from liability for any willful breach thereof prior to the date of such termination, provided, however, that the confidentiality provisions of the Merger Agreement shall survive any termination of the Merger Agreement.

Fees and Expenses. The Merger Agreement provides that if (i) Parent terminates the Merger Agreement pursuant to the provisions described above in clause (d); or (ii) (A)(1) Parent or the Company terminates the Merger Agreement pursuant to the provisions described above in clause (b), (2) Parent terminates the Merger Agreement pursuant to the provisions described above in clause (f) solely because the Minimum Condition failed to be satisfied, or (3) the Company terminates the Merger Agreement pursuant to the provisions described above in clause (g) solely because the Minimum Condition failed to be satisfied, (B) prior to any such termination, a Competing Transaction has been publicly announced with respect to the Company and such Competing Transaction will not have been publicly withdrawn at the time of such termination, (C) the Offer has remained open at least 20 business days after commencement, and (D) within 12 months after such termination, the Company enters into an agreement with respect to a Competing Transaction or a Competing Transaction is

consummated; or (iii) after March 18, 2005, any person (including, without limitation, the Company or any affiliate thereof), other than Parent or any affiliate of Parent, becomes the beneficial owner of more than 15% of the then-outstanding Shares, and the Merger Agreement shall have been terminated pursuant to the provisions described above in clause (b) or, if solely for failure of the Minimum Condition to be satisfied, pursuant to the provisions described above in clause (f) or clause (g); or (iv) the Company terminates the Merger Agreement pursuant to the provisions described above in clause (e); then the Company will pay to Parent promptly (but in any event no later than one business day after the first of such events shall have occurred) a fee of $30,000,000 (the “Fee”), plus an amount equal to the amount of Parent’s Expenses (defined below); provided, however that the Company will not be liable for any of Parent’s Expenses in excess of $3,000,000 in the aggregate.

The Merger Agreement provides that if Parent terminates the Merger Agreement pursuant to the provisions described above in clause (f) as a result of the failure to satisfy the conditions set forth in paragraph (g) or (h) of Section 14, then the Company will, whether or not any Fee is paid, reimburse Parent’s Expenses (up to $3,000,000 in the aggregate); provided that, with respect to any failure to satisfy the condition set forth in paragraph (g) of Section 14, such failure shall be due to any of the representations and warranties of the Company not being true and correct such that the condition in such paragraph (g) shall have failed as of March 18, 2005.

The Merger Agreement further provides that, except as described in the two preceding paragraphs, all costs and all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, auditors, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement, the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement, the solicitation of stockholder tenders, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (all the foregoing being referred to herein collectively as the “Expenses”) shall be paid by the party incurring such Expenses, whether or not any transaction contemplated thereby is consummated.

The Stockholders Support Agreements

The following is a summary of certain provisions of the Stockholders Support Agreements. This summary is qualified in its entirety by reference to the Stockholders Support Agreements, which are incorporated herein by reference, and copies of which have been filed with the Commission as exhibits to the Schedule TO. Capitalized terms not otherwise defined herein shall have the meanings ascribed therein in the Stockholders Support Agreements. The Stockholders Support Agreements may be examined and copies may be obtained at the places set forth in Section 7.

In order to induce Parent and Purchaser to enter into the Merger Agreement, the Stockholders agreed to enter into the Stockholders Support Agreements with Parent and Purchaser. See “Introduction.” The Stockholders Support Agreements provide, among other things, for the tender in the Offer of all Shares held by the Stockholders, which represent approximately 27% of the issued and outstanding Shares as of March 17, 2005. All of the Shares subject to the Stockholders Support Agreements must be validly tendered into the Offer as promptly as practicable, but in any event no later than five business days after the date of commencement of the Offer. The Stockholders may not withdraw any Shares so tendered.

Except as otherwise provided in the Stockholders Support Agreements, each Stockholder will not, directly or indirectly:

(a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing;

(b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with such Stockholder’s Stockholders Support Agreement;

(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; or

(d) take any action that would make any representation or warranty of such Stockholder therein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing his or its obligations thereunder.

In addition, except as otherwise provided in the Stockholders Support Agreements, each of the Stockholders agreed, to the extent provided in such agreements, not to engage in the Company’s business lines or to solicit any of the Company’s customers, clients or employees for three years after the Effective Time.

Pursuant to the Stockholders Support Agreements, except as otherwise provided therein, each Stockholder granted an irrevocable proxy to Parent (and agreed to execute such documents or certificates evidencing such proxy as Parent may reasonably request) to vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, all of such Stockholder’s Shares (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreements, (ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company. Each Stockholder further agreed to cause such Stockholder’s Shares to be voted in accordance with the foregoing.

Except as otherwise provided in the Stockholders Support Agreements, the Stockholders agreed not to (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to any other stockholders of the Company) that constitutes, or may reasonably be expected to lead to, any Competing Transaction or (ii) enter into or maintain or continue discussions or negotiations with any person in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction.

The Stockholders Support Agreements will terminate upon the earliest to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, pursuant to its terms, provided, however, that the noncompetition and nonsolicitation covenants provided in the Stockholders Support Agreements would survive the Effective Time for three years.

On March 18, 2005, the Stockholders owned (either beneficially or of record) 12,735,354 Shares, constituting approximately 27% of the outstanding Shares.

Confidentiality Agreement

The following is a summary of certain provisions of the Confidentiality Agreement, dated March 8, 2005, between the Company and Parent (the “Confidentiality Agreement”). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained at the places set forth set forth in Section 7.

The Confidentiality Agreement contains customary provisions pursuant to which either party to the Confidentiality Agreement that receives non-public, confidential information relating to the other party agrees to keep such information confidential for a period of three years (or in the case of information that constitutes trade secrets under applicable law, for so long as such information constitutes trade secrets), subject to customary exceptions.

11. Purpose of the Offer; Plans for the Company After the Offer and the Merger.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer and the Stockholders Support Agreements. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Siemens AG.

Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board by unanimous vote (except for the abstention of Wolf-Ekkehard Blanz, Ph.D., a Parent employee) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to, and in the best interests of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the then outstanding Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other stockholder.

In the Merger Agreement, the Company has agreed to duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger, if such action is required by Delaware Law in order to consummate the Merger. Parent and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the approval and adoption of the Merger Agreement and the Merger.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser will be entitled to designate representatives to serve on the Board in proportion to Purchaser’s ownership of Shares following such purchase. See Section 10. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Short-Form Merger. Under Delaware Law, if Purchaser acquires, pursuant to the Offer, the Stockholders Support Agreements or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, the Stockholders Support Agreements or otherwise and a vote of the Company’s stockholders is required under Delaware Law, a significantly longer period of time would be required to effect the Merger.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the Delaware Law (“Section 262”) will have the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, their Shares. Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including Bear Stearns) are not necessarily opinions as to “fair value” under Section 262.

The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware Law. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of Delaware Law.

Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Company substantially as they are currently being conducted, including maintaining the Company’s principal operating location in Knoxville, Tennessee. Parent and Siemens AG will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as they deem appropriate under the circumstances then existing. Parent and Siemens AG intend to seek additional information about the Company during this period. Thereafter, Parent and Siemens AG intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing exploitation of the Company’s potential in conjunction with Siemens AG’s businesses. It is expected that the business and operations of the Company would form an important part of Parent’s future business plans. As discussed in Section 10, Parent was initially interested in certain of the Company’s businesses. It is possible that Parent may consider more closely evaluating the strategic fit of certain other businesses of the Company.

Except as indicated in this Offer to Purchase, none of Siemens AG, Parent or Purchaser has any present plans or proposals which relate to or would result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, relocation of any operations of the Company or any of its Subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets, involving the Company or any of its Subsidiaries, (iii) any material change in the Company’s present indebtedness, capitalization or dividend policy, (iv) any change in the present board of directors or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity security of the Company being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

12. Dividends and Distributions.

The Merger Agreement provides that the Company shall not, between March 18, 2005 and the Effective Time, without the prior written consent of Parent:

(a) issue, sell, pledge, dispose of, grant or encumber, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on March 18, 2005 and granted under Company Stock Options Plan in effect on March 18, 2005 or for Shares issuable upon the exercise of outstanding Warrants) or (ii) any assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; or

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock.

See Section 10.

13. Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Parent intends to cause the delisting of the Shares by Nasdaq following consummation of the Offer.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. According to Nasdaq’s published guidelines, the Shares would not be eligible to continue to be listed if, among other things, the number of Shares publicly held falls below 750,000, the number of holders of Shares falls below 400 or the market value of such publicly held Shares is not at least $5,000,000. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing, the listing of the Shares will be discontinued. In such event, the market for the Shares would be adversely affected. In the event the Shares were no longer eligible for listing on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of the

Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin securities”, as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute margin securities for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

14. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, subject to the terms of the Merger Agreement, if (i) immediately prior to the expiration of the Offer, the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the HSR Act or under any applicable material foreign statutes or regulations has not expired or been terminated prior to the expiration of the Offer, (iii) the suspensive effect of the German Regulation continues to apply or (iv) at any time on or after March 18, 2005 and prior to the expiration of the Offer, any of the following conditions exist and is continuing as of such time:

(a) there shall be pending any litigation brought by a Governmental Authority (as defined in the Merger Agreement) (i) challenging or seeking to make illegal or otherwise, directly or indirectly, restrain or prohibit or make materially more costly, the making of the Offer, the acceptance for payment of any Shares by Parent, Purchaser or any other affiliate of Parent, or the consummation of any other transaction contemplated by the Merger Agreement or seeking to obtain material damages in connection with any such transaction, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their subsidiaries of all or any of the business or assets of the Company, Parent or any of their subsidiaries that is material to either Parent and its subsidiaries or the Company and the Subsidiaries, in either case, taken as a whole, or to compel the Company, Parent or any of their subsidiaries, as a result of the transactions contemplated by the Merger Agreement, to dispose of or to hold separate all or any of the business or assets of the Company, Parent or any of their subsidiaries that is material to either Parent and its subsidiaries or the Company and the Subsidiaries, in each case, taken as a whole, (iii) seeking to impose or confirm any material limitation on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares or (v) which otherwise would prevent consummation of the Offer or otherwise have a Company Material Adverse Effect (defined below);

(b) any Governmental Authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or preventing the transactions contemplated by the Merger Agreement and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

(c) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed applicable by a Governmental Authority to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Merger

Agreement, by any United States or non-United States legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger and the applicability of the suspensive period of the German Regulation, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(d) a Company Material Adverse Effect shall have occurred. “Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (i) the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions that do not have a materially disproportionate effect (relative to other industry participants) on the Company or its Subsidiaries, (B) general changes in the industries in which the Company and the Subsidiaries operate, except those events, circumstances, changes or effects that adversely affect the Company and its Subsidiaries to a greater extent than they affect other entities operating in such industries, (C) changes in the trading price of the Shares between March 18, 2005 and the Effective Time (it being understood that any fact or development giving rise to or contributing to such change in the trading price of the Shares may be the cause of a Company Material Adverse Effect) or (D) changes in Law or GAAP;

(e) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Germany, (ii) any limitation (whether or not mandatory) by the federal government of the United States or Germany, on the extension of credit by banks or other lending institutions in the United States or Germany which materially and adversely affects the ability of Parent and Purchaser to consummate the transactions contemplated by the Merger Agreement or (iii) a declaration of war against a foreign sovereignty by the United States Congress;

(f) (i) it shall have been publicly disclosed, or Purchaser shall have otherwise learned, that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the then outstanding Shares has been acquired after March 18, 2005 by any person, other than Parent or any of its affiliates or (ii) the Board, or any committee thereof, shall have withdrawn or modified, in a manner adverse to Parent or Purchaser, the approval or recommendation of the Offer, the Merger, or the Merger Agreement, or approved or recommended any Competing Transaction or any other acquisition of Shares other than the Offer and the Merger;

(g) the representations and warranties of the Company in the Merger Agreement shall not be true and correct as of the date of such determination (except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time), unless the inaccuracies under the representations and warranties (without giving effect to any Company Material Adverse Effect or materiality qualifiers or standards contained in the representations and warranties) taken together in their entirety would not result in a Company Material Adverse Effect;

(h) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any material agreement or material covenant of the Company required to be performed or complied with by it under the Merger Agreement prior to such determination;

(i) the Merger Agreement shall have been terminated in accordance with its terms; or

(j) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder.

The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. All conditions to the Offer, other than the conditions set forth in clause (ii) and clause (iii) of the first paragraph of this Section 14 (which concern the expiration or termination of applicable waiting periods under governmental statutes and regulations) and any involving receipt of necessary governmental approvals must be satisfied or waived on or prior to the expiration of the Offer.

15. Certain Legal Matters and Regulatory Approvals.

General. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions between representatives of Parent with representatives of the Company during Parent’s investigation of the Company (see Section 10), neither Purchaser nor Parent is aware of (i) any license or other regulatory permit that appears to be material to the business of the Company or any of its Subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or the Stockholders Support Agreements or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign Governmental Authority which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer or the Stockholders Support Agreements. Should any such approval or other action be required, it is Purchaser’s present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser’s right to decline to purchase Shares if any of the conditions in Section 14 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 15. See Section 14 for the conditions of the Offer.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a Delaware corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with such corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of such corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Prior to the execution of the Merger Agreement and the Stockholders Support Agreements, the Board by unanimous vote (except for the abstention of Wolf-Ekkehard Blanz, Ph.D., a Parent employee) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of, the holders of shares and approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby. Accordingly, Section 203 of Delaware Law is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through its Subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer and the Stockholders Support Agreements is subject to such requirements. See Section 2.

Pursuant to the HSR Act, on March 25, 2005, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer and the Stockholders Support Agreements with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, and the Stockholders Support Agreements, the purchase of Shares pursuant to the Offer and the Stockholders Support Agreements may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the Stockholders Support Agreements will expire at 11:59 p.m., New York City time, on Monday, April 11, 2005, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent has requested early termination of the waiting period applicable to the Offer and the Stockholders Support Agreements. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer or from Parent or the Company or the Stockholders with respect to the Stockholders Support Agreements, the waiting period with respect to the Offer or the Stockholders Support Agreements would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See Section 1 and Section 14.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer or the Stockholders Support Agreements. At any time before or after the purchase of Shares pursuant to the Offer or the Stockholders Support Agreements by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Stockholders Support Agreements or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that neither the Offer nor the Stockholders Support Agreements will violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or the Stockholders Support Agreements on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 14 for the conditions of the Offer, including conditions with respect to litigation.

The consummation of the Merger is also contingent upon the inapplicability of the suspensive effect of the German Regulation with respect to the Offer, the Merger and the transactions contemplated under the Merger Agreement. Under German laws and regulations relating to the regulation of monopolies and competition, certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office (the “FCO”) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the time of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. According to the German Regulation, the purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed upon extension, unless the FCO has given its clearance to the transaction in writing before the end of any such period. In the course of its reviews, the FCO will examine whether the proposed acquisition of the Shares by Purchaser pursuant to the Offer would create a dominant market position or strengthen an already existing dominant position in Germany. If the FCO makes such a finding, it will act to prohibit the transaction. While Siemens AG, Parent and Purchaser do not believe that there is any basis for the FCO to investigate the Offer and the Merger in-depth, there can be no assurance that the FCO will not investigate or oppose the transactions or that the FCO will not extend the waiting period. Siemens AG filed the information with the FCO on March 24, 2005. Siemens AG and Parent currently expect to obtain the requisite clearance by the FCO prior to April 24, 2005.

Other Laws and Legal Matters. According to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, the Company conducts operations in a number of foreign countries. In the event that one or more foreign laws is deemed to be applicable to the Offer, Purchaser or the Company may be required to file certain information or to receive the approval of the relevant foreign authority. Such government may also attempt to impose additional conditions on the Company’s operations conducted in such countries. After completion of the Offer, Purchaser will seek further information regarding the applicability of any such laws and presently intends to take such action as such laws may require.

Recent Litigation. On March 22, 2005, a complaint was filed against the Company and the members of the Board in the Chancery Court for Knox County, Tennessee, Sixth Judicial District at Knoxville, Tennessee. The complaint purports to be brought as a class action on behalf of the Company’s stockholders. The complaint seeks, among other things, injunctive relief preventing the Company from consummating the transactions contemplated by the Merger Agreement and an award of attorneys’ fees. The Company has indicated that it believes the complaint is without merit.

16. Fees and Expenses.

Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Goldman Sachs is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the acquisition of the Company. Parent has agreed to pay Goldman Sachs reasonable and customary compensation for its services as financial advisor in connection with the Offer (including the services of Goldman Sachs as Dealer Manager). Parent has also agreed to reimburse Goldman Sachs for all reasonable out-of-pocket expenses incurred by Goldman Sachs and to indemnify Goldman Sachs against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

Purchaser and Parent have retained Georgeson Shareholder Communications Inc. as the Information Agent and Mellon Investor Services LLC as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. As compensation for acting as Information Agent in connection with the Offer, Georgeson Shareholder Communications Inc. will be paid reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

17. Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to the holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Siemens AG, Parent and Purchaser have filed with the Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

MI Merger Co.

Dated: April 1, 2005

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE

OFFICERS OF SIEMENS AG, PARENT AND PURCHASER

1. Directors and Executive Officers of Siemens AG.

The following table sets forth the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, including the principal business purpose and address of any corporation or organization in which such occupation, position, office or employment was carried on, of each member of the Managing Board and of each member of the Supervisory Board of Siemens AG (each member of the Managing Board and each member of the Supervisory Board, a “Member”). Unless otherwise indicated, each Member is a citizen of the Federal Republic of Germany and the business address of each Member is c/o Siemens AG, Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany. Unless otherwise indicated, each occupation set forth opposite a Member’s name refers to employment with Siemens AG and each Member has held his or her present occupation as set forth below or has been an executive officer at Siemens AG for the past five years.

Siemens AG’s principal business is the design, development, manufacture and marketing of a wide range of electrical and electronic products and systems.

MANAGING BOARD

Name	Principal Occupation/Employment; Material Positions Held in Past Five Years
Dr. Klaus Kleinfeld	President and CEO since January 2005; prior thereto President and CEO of Siemens Corporation, 153 East 53rd St., New York, New York 10022 (Electrical Engineering and Electronics, USA)

Johannes Feldmayer	Executive Vice President since May 2003; prior thereto Head of Corporate Strategies

Thomas Ganswindt	Executive Vice President; President of Information and Communication Networks Group

Prof. Dr. Edward G. Krubasik	Executive Vice President

Rudi Lamprecht	Executive Vice President; Group President of the Information and Communication Mobile Group

Heinz-Joachim Neubürger	Executive Vice President, Chief Financial Officer

Dr. Jürgen Radomski	Executive Vice President, Chief Personnel Officer and Labor Director

Prof. Dr. Erich R. Reinhardt	Senior Vice President, Siemens AG; Chairman of Parent

Dr. Uriel J. Sharef	Executive Vice President

Prof. Dr. Claus Weyrich	Senior Vice President

Prof. Dr. Klaus Wucherer	Executive Vice President

SUPERVISORY BOARD

Name	Principal Occupation/Employment; Material Positions Held in Past Five Years
Dr. Heinrich von Pierer	Chairman of the Supervisory Board since January 2005; prior thereto President and CEO

Ralf Heckmann	First Deputy Chairman of the Supervisory Board, Chairman of the Central Works Council

Dr. Josef Ackerman Deutsche Bank AG Taunusanlage 12 60262 Frankfurt am Main Germany Citizen of Switzerland	Second Deputy Chairman of the Supervisory Board; Spokesman of the Board of Managing Directors, Deutsche Bank AG (Financial Services)

Lothar Adler	Deputy Chairman of the Central Works Council

Gerhard Bieletzki	Member of the Supervisory Board, Member of the Combined Works Council; Deputy Chairman of Supervisory Board of Siemens VDO Automotive AG (Automotive Parts)

John David Combe GlaxoSmithKline plc Stockley Park West, Uxbridge, Middlesex, UB11 1BT United Kingdom Citizen of UK	Chief Financial Officer, GlaxoSmithKline plc (Pharmaceuticals)

Hildegard Cornudet	Chairwoman of the Central Works Council, Siemens Business Services GmbH & Co. OHG (Consulting Services)

Dr. Gerhard Cromme ThyssenKrupp AG August-Thyssen-Str.1 40211 Dusseldorf Germany	Chairman of the Supervisory Board, ThyssenKrupp AG (Steel, Capital Goods, Services)

Birgit Grube	Office Clerk

Heinz Hawreliuk IG Metall Wilhelm Leuschner Strasse 79 60329 Frankfurt am Main Germany	Head of the Company Codetermination Department, IG Metall (Labor Union)

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Name	Principal Occupation/Employment; Material Positions Held in Past Five Years
Berthold Huber IG Metall Wilhelm Leuschner Strasse 79 60329 Frankfurt am Main Germany	Deputy Chairman, IG Metall (Labor Union)

Prof. Dr. Walter Kröll Helmholtz-Gerneinschaft Deutscher Forschungszentren e.V. Ahrstrasse 45 53175 Bonn Germany	President of Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V. (Scientific Research)

Wolfgang Müller IG Metall Wilhelm Leuschner Strasse 79 60329 Frankfurt am Main Germany	Head of Siemens Team IG Metall (Labor Union)

Georg Nassauer	Steel Casting Constructor

Dr. Albrecht Schmidt Bayerische Hypo—und Vereinsbank AG Am Tucherpark 16 80538 Munich Germany	Chairman of the Supervisory Board, Bayerische Hypo—und Vereinsbank AG (Financial Services)

Dr. Henning Schulte-Noelle Allianz AG Königinstrasse 28 80802, Munich Germany	Chairman of the Supervisory Board, Allianz AG (Financial Services)

Peter von Siemens	Industrial Manager

Jerry I. Speyer TishmanSpeyer Properties 520 Madison Avenue New York, New York 10022 Citizen of USA	President, TishmanSpeyer Properties (Real Estate)

Lord Iain Valiance of Tummel Royal Bank of Scotland Group 42 St. Andrew Square Edinburgh EH2 2YE United Kingdom Citizen of UK	Vice Chairman, Royal Bank of Scotland Group (Financial Services)

Klaus Wigand	Industrial Manager

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2. Directors and Executive Officers of Parent.

The following table sets forth the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, including the principal business purpose and address of any corporation or organization in which such occupation, position, office or employment was carried on, of each director and executive officer of Parent. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each person is c/o Siemens Medical Solutions USA, Inc., 51 Valley Stream Parkway, Malvern, Pennsylvania 19355. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent and each individual has held his present occupation as set forth below or has been an executive officer at Parent for the past five years.

Parent’s principal business is the design, development, manufacture and marketing of medical diagnostic and therapeutic systems and devices and information technology systems for clinical and administrative purposes.

Name	Principal Occupation/Employment; Material Positions Held in Past Five Years
Erich Reinhardt Citizen of Germany	Chairman; Senior Vice President, Siemens AG

Thomas N. McCausland	Director; President and CEO, Customer Solutions Group

Thomas Miller	Director; President and CEO, Health Services Group

George Nolen Siemens Corporation 153 East 53rd Street New York, NY 10022	President and CEO, Siemens Corporation; Director

Dr. Hermann Requardt Siemens AG Henkestrasse 127 D-91050 Erlangen Germany Citizen of Germany	Vice Chairman; Executive Vice President of Siemens Medical Solutions Operating Group of Siemens AG

Michael Reitermann 2501 North Barrington Road, Suite 200 Hoffman Estates, IL 60195 Citizen of Germany	Director; President, Nuclear Medicine Group

Ajit Singh	Director; President, Oncology Care Systems Group

Klaus Stegemann Siemens Corporation 153 East 53rd Street New York, NY 10022 Citizen of Germany	Executive Vice President and Client Financial Officer, Siemens Corporation (Electrical Engineering and Electronics, USA)

Goetz Steinhardt Siemens AG Henkestrasse 127 D-91050 Erlangen Germany Citizen of Germany	Director; Executive Vice President of Medical Solutions Operating Group of Seimens AG

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Name	Principal Occupation/Employment; Material Positions Held in Past Five Years
Georg Obermayr Citizen of Germany	Chief Financial Officer since December 2005; prior thereto Vice President of Accounting and Controlling of Siemens Medical Solutions Operating Group of Siemens AG

3. Directors and Executive Officers of Purchaser.

The following table sets forth the name, citizenship, current principal occupation or employment, business address and material occupations, positions, offices or employment for the past five years, including the principal business purpose and address of any corporation or organization in which such occupation, position, office or employment was carried on, of each director and executive officer of Purchaser. Unless otherwise indicated each individual has held his present occupation as set forth below or has been an executive officer at Parent for the past five years.

Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger.

Name, Business Address and Citizenship	Principal Occupation/Employment; Material Positions Held in Past Five Years

Dr. Hermann Requardt Siemens AG Henkestrasse 127 D-91050 Erlangen Germany Citizen of Germany	Vice Chairman of Parent; Executive Vice President of Siemens Medical Solutions Operating Group of Siemens AG; Director, President of Purchaser

James R. Ruger Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406 Citizen of USA	Associate General Counsel, Siemens Corporation; Secretary of Parent; Director, Vice President and Treasurer of Purchaser

Kenneth R. Meyers Siemens Corporation 153 East 53rd St. New York, NY 10022 Citizen of USA	Associate General Counsel, Siemens Corporation; Secretary of Purchaser

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Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

MELLON INVESTOR SERVICES LLC

By Mail:	By Courier:	By Hand:
Mellon Investor Services LLC Corporate Actions Department P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Corporate Actions Department 85 Challenger Road Overpeck Center Ridgefield Park, N.J. 07660	Mellon Investor Services LLC 120 Broadway, 13th Floor New York, NY 10271 Attention: Corporate Actions Department

For Notice of Guaranteed Delivery (for Eligible Institutions only) By Facsimile Transmission: (201) 296-4293 To Confirm Facsimile Transmission Only: (201) 296-4860

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or the Dealer Manager. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 1004

Banks and Brokers Call Collect: (212) 440-9800

All Others Call Toll Free: (800) 676-0216

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, NY 10004

Call Collect: (212) 902-1000

Call Toll Free: (800) 323-5678